UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of February 2009

MITSUBISHI UFJ FINANCIAL GROUP, INC.

(Translation of registrant’s name into English)

7-1, Marunouchi 2-chome, Chiyoda-ku

Tokyo 100-8330, Japan

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or

will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F      X            Form 40-F

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes                      No      X

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 16, 2009

Mitsubishi UFJ Financial Group, Inc.

By:	/S/ Ryutaro Kusama
Name:	Ryutaro Kusama
Title:	Chief Manager, General Affairs
Corporate Administration Division

Interim Consolidated Summary Report

< under US GAAP >

for the Fiscal Year Ending March 31, 2009

Date:	February 16, 2009
Company name (code number):	Mitsubishi UFJ Financial Group, Inc. (8306)
(URL http://www.mufg.jp/)
Stock exchange listings:	Tokyo, Osaka, Nagoya, New York
Representative:	Nobuo Kuroyanagi, President & CEO
For inquiry:	Takeaki Ishii, General Manager—Financial Planning Division, Financial Accounting Office
(Phone) +81-3-3240-7200

Consolidated financial data for the six months ended September 30, 2008

(1) Operating results

(in millions of yen, except per share data and percentages)

	For the six months ended September 30,		For the fiscal year ended
	2008	2007	March 31, 2008
Total revenue	2,064,244	3,124,671	6,144,925
Change from the previous year	(33.9)%	11.3%
Income (loss) from continuing operations before income taxes	(648,878)	529,253	12,355
Change from the previous year	(222.6)%	(5.0)%
Net income (loss)	(410,532)	269,603	(542,436)
Change from the previous year	(252.3)%	(3.7)%
Basic earnings (loss) per common share—net income (loss) available to common shareholders (in yen)	(41.07)	25.71	(54.05)
Diluted earnings (loss) per common share—net income (loss) available to common shareholders (in yen)	(41.07)	25.65	(54.05)

Note: Average number of shares outstanding

(thousands of shares)

	For the six months ended September 30,		For the fiscal year ended
	2008	2007	March 31, 2008
Common stock	10,437,591	10,208,601	10,305,911

(2) Financial condition

(in millions of yen, except per share data and percentages)

	As of September 30,		As of
	2008	2007	March 31, 2008
Total assets	190,656,935	190,996,536	195,766,083
Total shareholders’ equity	7,744,994	10,759,209	8,490,115
Total shareholders’ equity as a percentage of total assets	4.1%	5.6%	4.3%
Total shareholders’ equity per common share (in yen)	705.67	994.01	787.11

Note: Number of shares outstanding

(thousands of shares)

	As of September 30,		As of
	2008	2007	March 31, 2008
Common stock	10,605,127	10,485,181	10,358,490

(3) Cash flows

(in millions of yen)

	For the six months ended September 30,		For the fiscal year ended
	2008	2007	March 31, 2008
Net cash provided by (used in) operating activities	(2,245,500)	(44,509)	383,207
Net cash provided by (used in) investing activities	4,914,084	1,291,515	(7,833,129)
Net cash provided by (used in) financing activities	(2,326,642)	(1,081,391)	8,723,384
Cash and cash equivalents at end of period	4,402,069	3,028,395	4,090,690

This report is an excerpt of certain highlights from our semiannual condensed consolidated financial information under U.S. GAAP that is included in Form 6-K (“Form 6-K”) to be filed with the U.S. Securities and Exchange Commission. This excerpt report does not contain all of the information that may be important to you. In addition to the items highlighted in this report, the Form 6-K includes material disclosure about Mitsubishi UFJ Financial Group, Inc., including business and other detailed U.S. GAAP financial information. You should read the entire Form 6-K carefully to obtain a comprehensive understanding of our business and U.S. GAAP financial data and related issues.

This report contains forward-looking statements regarding estimation, forecast, target and plan in relation to the results of operations, financial condition and other general management of the company and/or the group as a whole (the “forward-looking statements”). The forward-looking statements are made based upon, among other things, the company’s current estimations, perceptions and evaluations. In addition, in order for the company to adopt such estimation, forecast, target and plan regarding future events, certain assumptions have been made, which assumptions are inherently subjective and uncertain. The forward-looking statements should not be viewed as guarantees of future performance as actual results may be significantly different. For instance, the statements regarding realizability of the deferred tax assets or provision for credit losses are based on estimation and other assumptions such as economic factors, our business plan and other factors, and exemplify such situation as above. There exist a number of factors that might lead to uncertainties and risks, including, but not limited to, the deterioration of the Japanese and global economy. For the key factors that should be considered, please see the financial highlight, the Annual Securities Report, Disclosure Book, Annual Report, Form 20-F, Form 6-K and other current disclosures that the company has publicly released.

(US GAAP)

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries

Condensed Consolidated Balance Sheets (Unaudited)

	As of September 30,			As of March 31, 2008(C)
(in millions of yen)	2008(A)	2007(B)	(A) — (B)		(A) — (C)
Assets:
Cash and due from banks	4,402,069	3,028,395	1,373,674	4,090,690	311,379
Interest-earning deposits in other banks	5,957,644	8,044,752	(2,087,108)	6,320,827	(363,183)
Call loans, funds sold, and receivables under resale agreements	4,404,612	7,251,511	(2,846,899)	8,316,057	(3,911,445)
Receivables under securities borrowing transactions	6,243,090	5,713,752	529,338	8,329,371	(2,086,281)
Trading account assets	29,015,608	15,740,976	13,274,632	18,444,633	10,570,975
Investment securities:
Securities available for sale	27,919,859	41,154,183	(13,234,324)	38,729,301	(10,809,442)
Securities being held to maturity	2,156,830	3,053,518	(896,688)	2,839,666	(682,836)
Other investment securities	544,374	529,132	15,242	580,013	(35,639)

Total investment securities	30,621,063	44,736,833	(14,115,770)	42,148,980	(11,527,917)

Loans, net of unearned income, unamortized premiums and deferred loan fees	100,794,969	96,656,703	4,138,266	99,002,079	1,792,890
Allowance for credit losses	(1,304,297)	(1,183,347)	(120,950)	(1,134,940)	(169,357)

Net loans	99,490,672	95,473,356	4,017,316	97,867,139	1,623,533

Premises and equipment—net	1,055,982	1,133,352	(77,370)	1,075,806	(19,824)
Accrued interest	312,751	382,656	(69,905)	339,773	(27,022)
Customers’ acceptance liability	102,934	98,120	4,814	71,003	31,931
Intangible assets—net	1,277,617	1,356,131	(78,514)	1,338,924	(61,307)
Goodwill	1,081,324	1,946,332	(865,008)	1,074,137	7,187
Deferred tax assets	1,451,520	499,094	952,426	899,432	552,088
Other assets	5,240,049	5,591,276	(351,227)	5,449,311	(209,262)

Total assets	190,656,935	190,996,536	(339,601)	195,766,083	(5,109,148)

Liabilities and Shareholders’ Equity:
Deposits:
Domestic offices:
Non-interest-bearing	14,287,307	14,542,745	(255,438)	14,693,953	(406,646)
Interest-bearing	94,575,082	91,830,940	2,744,142	94,807,696	(232,614)
Overseas offices, principally interest-bearing	19,290,524	18,679,273	611,251	19,738,479	(447,955)

Total deposits	128,152,913	125,052,958	3,099,955	129,240,128	(1,087,215)

Call money, funds purchased, and payables under repurchase agreements	11,705,795	11,148,985	556,810	14,181,622	(2,475,827)
Payables under securities lending transactions	4,266,087	6,382,055	(2,115,968)	4,587,511	(321,424)
Due to trust account and other short-term borrowings	7,592,700	6,777,955	814,745	7,477,899	114,801
Trading account liabilities	6,901,379	5,416,927	1,484,452	7,961,578	(1,060,199)
Obligations to return securities received as collateral	4,288,740	5,083,668	(794,928)	5,094,993	(806,253)
Bank acceptances outstanding	102,934	98,120	4,814	71,003	31,931
Accrued interest	293,021	289,820	3,201	298,152	(5,131)
Long-term debt	13,644,564	14,216,861	(572,297)	13,675,250	(30,686)
Other liabilities	5,963,808	5,769,978	193,830	4,687,832	1,275,976

Total liabilities	182,911,941	180,237,327	2,674,614	187,275,968	(4,364,027)

Shareholders’ equity:
Capital stock:
Preferred stock	247,100	247,100	—	247,100	—
Common stock	1,084,708	1,084,708	—	1,084,708	—
Capital surplus	5,864,614	5,783,798	80,816	5,791,300	73,314
Retained earnings:
Appropriated for legal reserve	239,571	239,571	—	239,571	—
Unappropriated	410,776	1,828,182	(1,417,406)	935,309	(524,533)
Accumulated other changes in equity from nonowner sources, net of taxes	338,069	2,152,608	(1,814,539)	919,420	(581,351)
Treasury stock, at cost	(439,844)	(576,758)	136,914	(727,293)	287,449

Total shareholders’ equity	7,744,994	10,759,209	(3,014,215)	8,490,115	(745,121)

Total liabilities and shareholders’ equity	190,656,935	190,996,536	(339,601)	195,766,083	(5,109,148)

(US GAAP)

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries

Condensed Consolidated Statements of Operations (Unaudited)

	For the six months ended September 30,
(in millions of yen)	2008(A)	2007(B)	(A) — (B)
Interest income:
Loans, including fees	1,323,456	1,368,955	(45,499)
Deposits in other banks	83,221	135,962	(52,741)
Investment securities	213,360	460,214	(246,854)
Trading account assets	253,900	54,080	199,820
Call loans, funds sold, and receivables under resale agreements and securities borrowing transactions	132,072	139,826	(7,754)

Total	2,006,009	2,159,037	(153,028)

Interest expense:
Deposits	448,642	549,150	(100,508)
Call money, funds purchased, and payables under repurchase agreements and securities lending transactions	186,407	206,989	(20,582)
Due to trust account, other short-term borrowings, and trading account liabilities	93,648	110,176	(16,528)
Long-term debt	157,931	166,041	(8,110)

Total	886,628	1,032,356	(145,728)

Net interest income	1,119,381	1,126,681	(7,300)
Provision for credit losses	457,275	241,954	215,321

Net interest income after provision for credit losses	662,106	884,727	(222,621)

Non-interest income:
Fees and commissions	612,757	669,935	(57,178)
Foreign exchange gains (losses)—net	(101,589)	156,880	(258,469)
Trading account profits (losses)—net	(360,207)	104,443	(464,650)
Investment securities losses—net	(187,322)	(6,854)	(180,468)
Equity in earnings (losses) of equity method investees	6,123	(42,051)	48,174
Other non-interest income	88,473	83,281	5,192

Total	58,235	965,634	(907,399)

Non-interest expense:
Salaries and employee benefits	446,595	445,046	1,549
Occupancy expenses—net	85,322	84,457	865
Fees and commission expenses	101,646	112,675	(11,029)
Outsourcing expenses, including data processing	138,356	118,510	19,846
Depreciation of premises and equipment	64,595	85,777	(21,182)
Amortization of intangible assets	135,118	124,031	11,087
Impairment of intangible assets	49,060	600	48,460
Insurance premiums, including deposit insurance	56,499	56,792	(293)
Minority interest in income of consolidated subsidiaries	2,251	14,638	(12,387)
Communications	32,123	30,661	1,462
Taxes and public charges	46,895	42,997	3,898
Other non-interest expenses	210,759	204,924	5,835

Total	1,369,219	1,321,108	48,111

Income (loss) from continuing operations before income tax expense (benefit)	(648,878)	529,253	(1,178,131)
Income tax expense (benefit)	(238,346)	257,839	(496,185)

Income (loss) from continuing operations	(410,532)	271,414	(681,946)
Loss from discontinued operations—net	—	(1,811)	1,811

Net income (loss)	(410,532)	269,603	(680,135)

Income allocable to preferred shareholders:
Cash dividends paid	3,335	3,335	—
Beneficial conversion feature	7,137	3,816	3,321
Income allocable to preferred shareholders of Mitsubishi UFJ NICOS Co., Ltd.:

Effect of induced conversion of Mitsubishi UFJ NICOS Co., Ltd. Class 1 Stock	7,676	—	7,676

Net income (loss) available to common shareholders	(428,680)	262,452	(691,132)

(in yen)
Earnings (loss) per share:
Basic earnings (loss) per common share—income (loss) from continuing operations available to common shareholders	(41.07)	25.89	(66.96)
Basic earnings (loss) per common share—net income (loss) available to common shareholders	(41.07)	25.71	(66.78)
Diluted earnings (loss) per common share—income (loss) from continuing operations available to common shareholders	(41.07)	25.83	(66.90)
Diluted earnings (loss) per common share—net income (loss) available to common shareholders	(41.07)	25.65	(66.72)

(US GAAP)

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries

Credit Quality Data (Unaudited)

	As of September 30,		As of
(in millions of yen)	2008 (A)	2007 (B)	(A) — (B)	March 31, 2008 (C)	(A) — (C)
Nonaccrual loans	1,362,383	1,095,722	266,661	1,144,455	217,928

Restructured loans	442,402	434,882	7,520	517,265	(74,863)

Accruing loans contractually past due 90 days or more	26,523	21,320	5,203	17,952	8,571

Total	1,831,308	1,551,924	279,384	1,679,672	151,636

Loans	100,794,969	96,656,703	4,138,266	99,002,079	1,792,890

Allowance for credit losses	(1,304,297)	(1,183,347)	(120,950)	(1,134,940)	(169,357)